Exhibit 99.1

ELECTRAMECCANICA VEHICLES CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2019

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INTRODUCTION

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, in this report the term(s) “we”, “us”, “our”, “Company”, “our company”, “ElectraMeccanica” and “our business” refer to ElectraMeccanica Vehicles Corp.

We completed a two-for-one reverse stock split on May 15, 2018. All share and per share information in this report, excluding the financial statements and the notes thereto, has been adjusted to reflect this reverse stock split on a retrospective basis.

All references to “$” or “dollars” are expressed in Canadian dollars unless otherwise indicated.

Our financial statements are prepared in Canadian dollars and presented in accordance with International Financial Reporting Standards, or “IFRS” as issued by International Accounting Standards Board (“IASB”). In this report any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Forward Looking Statements

This report contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will” or their negatives or other comparable words, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our Company or persons acting on our behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this report and other documents that we may file from time to time with the securities regulators.

Implications of Being a Foreign Private Issuer

We are considered a foreign private issuer. In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this report that are available to foreign private issuers and not to U.S. companies. Accordingly, the information contained herein may be different than the information you receive in a quarterly report on Form 10-Q from public companies required to report as U.S companies in which you hold equity securities.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

The selected historical consolidated financial information set forth below has been derived from our financial statements for the nine months ended September 30, 2019, fiscal years ended December 31, 2018, 2017 and 2016 and the period ended December 31, 2015.

Consolidated Statement of Comprehensive Loss

	Nine Months Ended September 30, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016	Period ended December 31, 2015
Revenues	$461,334	$777,302	$109,173	-	-
Gross Profit	$64,060	$202,130	$45,223	-	-
Comprehensive Loss	$22,671,794	$10,048,150	$11,366,372	$8,973,347	$995,833
Loss per Share – Basic and Diluted	$0.64	$0.38	$0.26	$0.27	$0.04

Consolidated Statements of Financial Position

	September 30, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Cash	$16,225,503	$18,926,933	$8,610,996	$3,916,283	$106,357
Current Assets	$23,705,694	$22,807,135	$10,007,684	$4,437,152	$197,309
Total Assets	$35,228,727	$29,480,731	$12,661,381	$4,787,766	$213,118
Current Liabilities	$2,416,740	$1,821,668	$3,354,675	$881,176	$346,416
Total Liabilities	$10,976,251	$6,574,543	$7,010,365	$881,176	$346,416
Total Shareholders’ Equity (Deficiency)	$24,252,476	$22,906,188	$5,651,016	$3,906,590	$(133,298)

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

General

The following management's discussion and analysis, prepared for the quarter ended September 30, 2019, is a review of our operations, current financial position and outlook and should be read in conjunction with our annual audited financial statements for the year ended December 31, 2018 and the notes thereto. Amounts are reported in Canadian dollars based upon financial statements prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially.

This report contains forward-looking statements about our business, financial condition and prospects that reflect management’s assumptions and beliefs based on information currently available. The expectations indicated by such forward-looking statements might not be realized.  If any of our management’s assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, our actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to, the ability of our partners to produce our electric vehicles, tariffs and other trade matters, the acceptance of our electric vehicles, our ability to create and expand our customer base, managements’ ability to raise capital in the future, the retention of key employees and changes in the regulation of our industry.

There may be other risks and circumstances that management may be unable to predict.  When used in this report, words such as “believes", "expects", "intends", "plans", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

Overview

We were incorporated on February 16, 2015, under the laws of the Province of British Columbia, Canada, and our principal activity is the development and manufacturing of electric vehicles (“EV”s).

Our head office is located at, and our principal address is, 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

Additional information related us is available on SEDAR at www.sedar.com and www.electrameccanica.com. We do not incorporate the contents of our website or of sedar.com into this report.

Our Company

We are a development-stage electric vehicle, or EV, manufacturing company located in Vancouver, British Columbia, Canada. Our initial product line targets urban residents seeking to commute in an efficient, cost-effective and environmentally friendly manner.

Our first flagship EV is the SOLO, a single seat car, of which we have built 64 pre-mass production vehicles in-house as of November 8, 2019 and approximately 50 pre-mass production vehicles with our manufacturing partner. We have used some of these pre-mass production vehicles as prototypes and for certification purposes, have delivered some to customers and have used others as test drive models in our showroom. We believe our schedule to mass produce EVs over the near term, combined with our 60-year history of automotive design, manufacturing, and deliveries of motor vehicles to customers, significantly differentiates us from other early and development stage EV companies. To support our near-term production, we have entered into a manufacturing agreement with a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd. (“Zongshen”), an affiliate of Zongshen Power Machinery Co., Ltd., a large-scale scientific and technical enterprise, which designs, develops, manufactures and sells a diverse range of motorcycles and motorcycle engines in China. Zongshen has previously purchased common shares and warrants to purchase common shares from us.

We have two other EV candidates in a design development stage, the Super SOLO, a sports car model of the SOLO, and the Tofino, an all-electric, two-seater roadster.

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We have devoted substantial resources to create an affordable EV which brings significant performance and value to our customers. To this end, we envision the SOLO carrying a manufacturer’s suggested retail price of under USD $20,000, prior to any surcharge to cover tariffs, and being powered by a high-performance electric rear drive motor which enables the SOLO to achieve:

•	a top speed of 80 mph and an attainable cruise speed of 68 mph resulting from its lightweight aerospace composite chassis;

•	acceleration from 0 mph to 60 mph in approximately eight seconds; and

•	a range of up to 100 miles generated from a lithium ion battery system that requires only three hours of charging time on a 220-volt charging station (six hours from a 110-volt outlet) that utilizes approximately 8.64 kW/h.

Pre-orders and expressions of interest

As at September 30, 2019, we maintained certain deposits from various individuals for SOLOs and Tofinos. As part of our “Match My Deposit” program, we offer customers who have placed deposits for other electric vehicles a credit of up to $1,000 towards the purchase of a SOLO, which is initially credited towards the buyer’s deposit.  In addition, we also maintain certain expressions of interest arising from non-binding letters of interest, including certain deposits associated with the same, from certain proposed dealers and/or distributors for our vehicles representing their collective expressions of interest (should we choose to contract with them) for the purchase from or the sale on our behalf of SOLOs and Tofinos.

Marketing Plan

We recognize that marketing efforts must be focused on customer education and establishing brand presence and visibility which is expected to allow our vehicles to gain traction and subsequently gain increases in orders. Marketing and promotional efforts must emphasize the SOLO’s image as an efficient, clean and affordable EV for the masses to commute on a daily basis. If we can successfully promote the SOLO on these points, we expect growth in sales and customer base to occur rapidly.

A key point to the marketing plan is to target metropolitan cities with high population density, expensive real estate, high commuter traffic load and pollution levels which are becoming an enormous concern. Accordingly, we have opened stores in Vancouver and Los Angeles, and our management has identified additional states in the United States that fit the aforementioned criteria and have plans to seek out suitable locations for additional stores in California, Washington, Oregon and Southern Florida.

We plan to develop a marketing strategy that will generate interest and media buzz based on the SOLO’s selling points. Key aspects of our marketing plan include:

●	Organic engagement and paid digital marketing media with engaging posts aimed to educate the public about EVs and develop interest in our SOLO, which to date has had positive traction;

●	Earned media—we have already received press coverage from several traditional media sources and expect these features and news stories to continue as we embark on our commercial launch;

●	Investor Relations/Press Releases — our in-house investor relations team will provide media releases/kits for updates and news on our progress;

●	Industry shows and events—we displayed the SOLO at the Vancouver International Autoshow in March 2017, the Consumer Electronics Show in Las Vegas in January 2018 and the Vancouver International Autoshow in March 2018 and 2019. Promotional merchandise giveaways will enhance and further solidify our branding in consumer minds. Computer stations and payment processing software will be readily on hand at to accept SOLO reservations; and

●	First-hand experience —Test-drives and public viewings are available at our existing stores in the Vancouver downtown core and in Los Angeles.

We anticipate that our marketing strategy and tactics will evolve over time as our SOLO gains momentum and we identify appropriate channels and media that align with our long-term objectives. In all of our efforts, we plan to focus on the features that differentiate our SOLO from the existing EVs on the market.

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Reservation system

We cannot guarantee that a significant number of the pre-orders and expressions of interest, if any, will become binding or result in sales.  We have an online reservation system which allows a potential customer to reserve a SOLO by paying a refundable $250 deposit and a Tofino by paying a refundable $1,000 deposit.  Once reserved, the potential customer is allocated a reservation number and the reservation will be fulfilled as the respective vehicles are produced. We have achieved ours pre-order book through an online “direct sales to customers and corporate sales” platform as well as a store and show room at our headquarters in Vancouver.  We plan on expanding this model and will be opening similar stores in key urban areas.  We have recently opened our first U.S. corporate store located in Los Angeles.

We will earn revenue once a vehicle has been delivered to the customer who has pre-ordered their vehicle.  Each order is placed in line as received and fulfilled once the vehicle becomes available.  The customer may, at any time, for any reason, cancel their order and have their deposit returned.  We do not consider any order as being secured until the vehicle has been delivered and full receipt of the remaining balance of the vehicle purchase price has been received.

Sales strategy

Our near-term goal is to commence and expand sales of the SOLO. We intend to achieve this goal by:

●	expanding the commercial production of the SOLO: we anticipate that Zongshen, our manufacturing partner, will begin producing the SOLO for deliveries to customers in first quarter of 2020;

●	by increasing the pre-orders and expressions of interest for our EVs;

●	by having sales and services supported by local corporate stores: we will monitor all cars in real time via telematics which provides early warning of potential maintenance issues; and

●	by expanding our product offering: in parallel with the production and sale of the SOLO, we aim to continue the development of our other proposed products, including the Tofino, a two seater sports car in the expected price range of $50,000 to $60,000.

We are currently developing a turn key sales program beginning first from our LA store.

Service model

We sell our vehicles online via our website (www.electrameccanica.com) while we develop our planned corporate owned stores in key markets. As each store is established, any vehicles sold within such store’s designated territory will be delivered to such store to fulfill online orders as well as such store’s orders.

We have not yet identified where we hope to establish corporate owned stores or other distribution arrangements. The establishment of stores will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for stores from individuals, and do not have any franchise or dealer agreements. Our vehicles will initially be available directly from us.

We plan to only establish and operate corporate owned stores in those states in the United States that do not restrict or prohibit certain retail sales models by vehicle manufacturers.

Going Concern

Our principal activity is the development and manufacture of electric vehicles, and we are still in the development stage. We also manufacture high-end custom-built vehicles.

Our financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. As at September 30, 2019, we had not commenced commercial production of the SOLO electric vehicle and are not able to finance day-to-day activities through operations. Our continuation as a going concern depends upon the successful results from our electric vehicles manufacturing activities, and our ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

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We are yet to begin mass production or the commercial delivery of our first electric vehicle. As at September 30, 2019, there have been no revenues from the sale of electric vehicles as any amounts received from the sale of pre-mass production electric vehicles were netted off against research and development costs as cost recovery. We have had minimal revenue from the sale of custom cars. In the past we have relied on sales of our equity securities to meet our cash requirements, and we will continue to do so until we generate sufficient revenues from the sale of our mass-produced EVs. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations. The above indicates the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern.

We incurred a net loss and comprehensive loss of $22,682,124 and $22,671,794 respectively during the nine months ended September 30, 2019 and a net loss and comprehensive loss of $10,038,145 and $10,048,150, respectively, during the year ended December 31, 2018. We had a cash balance and a working capital surplus of $16,225,503 and $21,288,954, respectively, as at September 30, 2019, and of $18,926,933 and $20,985,467, respectively at December 31, 2018. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders.

Events and conditions that may affect the going concern assumption

Financing

Our ability to continue as a going concern depends on our continued ability to raise capital on acceptable terms. We incurred net losses of $22,682,124 in the nine months ended September 30, 2019 and $10,038,145 in the year ended December 31, 2018 and anticipate incurring losses in the remainder of our 2019 fiscal year. We had negative operating cash flows of $17,662,407 for the nine months ended September 30, 2019 and $15,583,590 for the year ended December 31, 2018, and anticipate negative operating cash flows during the remainder of our current fiscal year. Although we had net current assets of $21,288,954, including cash and cash equivalents of $16,225,503, at September 30, 2019, and anticipate deriving revenue this fiscal year from the sale high-end custom cars, we believe that we will need additional financing to continue as a going concern. If we are unable to continue to access private and public capital on terms that are acceptable, we may be forced to curtail or cease operations.

Market conditions, trends or events

Our ability to continue as a going concern also depends on market conditions outside of our control. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects. Failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which may materially and adversely affect our business, prospects, operating results and financial condition.

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Critical Accounting Policies and Estimates

The preparation of our financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed when incurred and are stated net of government grants. Development costs, including direct material, direct labor and contract service costs, are capitalized as intangible assets when: (i) we can demonstrate that the technical feasibility of the project has been established; (ii) we intend to complete the asset for use or sale and has the ability to do so; (iii) the asset can generate probable future economic benefits; (iv) the technical and financial resources are available to complete the development; and (v) we can reliably measure the expenditure attributable to the intangible asset during its development. To September 30, 2019 no development costs have been capitalized.

We account for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time we must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

Other than as set out in Note 2 to our accompanying unaudited condensed consolidated financial statements, we believe there have been no significant changes in our critical accounting policies from those as described in our annual report on Form 20-F for the year ended December 31, 2018.

Selected Financial Information

	Three months ended September 30, 2019 $	Nine months ended September 30, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Revenue	200,068	461,334	777,302	109,173
Gross Profit	65,598	64,060	202,130	45,223

Operations:
Amortization	268,932	798,912	278,621	124,134
General & administration exp.	2,323,858	5,828,196	5,490,938	2,373,251
Research & development exp.	3,266,756	6,825,816	5,566,036	4,430,386
Sales & marketing exp.	452,808	1,265,346	1,386,901	631,381
Stock-based compensation exp.	1,597,779	4,148,806	3,228,508	889,511
Share-based payment exp.	(39,426)	206,516	1,109,531	1,085,716
Subtotal	7,870,707	19,073,592	17,060,535	9,534,379
Accretion interest exp.	Nil	Nil	Nil	69,562
Issuance cost allocated to derivative liability	Nil	Nil	1,493,554	Nil
Changes in fair value of derivative liability	(2,107,474)	3,412,917	(7,707,051)	186,269
Finders fee on convertible loan	Nil	Nil	Nil	258,542
Impairment of goodwill	Nil	Nil	Nil	1,342,794
Foreign exchange loss (gain)	(186,848)	479,721	(605,096)	20,049
Net loss for the period	5,333,621	22,682,124	10,038,145	11,366,372
Basic & diluted loss per Share	0.14	0.64	0.38	0.52

Balance sheet
Working capital	21,288,954	21,288,954	20,985,467	6,653,009
Total assets	35,228,727	35,228,727	29,480,731	12,661,381
Total long-term liabilities	8,559,511	8,559,511	4,752,875	3,655,690

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Summary of Quarterly Results

The following table sets forth selected certain of our financial information for each of our last eight quarters:

Quarter Ending	Expenses $	Net Income (Loss) $	Basic and diluted earnings (loss) per share $
September 30, 2019	(7,870,707)	(5,333,621)	(0.14)
June 30, 2019	(4,931,140)	3,281,362	0.09
March 31, 2019	(6,271,745)	(20,629,865)	(0.62)
December 31, 2018	(4,785,088)	(2,127,636)	(0.07)
September 30, 2018	(3,975,247)	(2,890,320)	(0.11)
June 30, 2018	(4,643,913)	(2,616,215)	(0.11)
March 31, 2018	(3,656,287)	(2,403,974)	(0.10)
December 31, 2017	(3,655,385)	(4,617,104)	(0.20)

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Results of Operations for the Three Months Ended September 30, 2019

We had revenues of $200,068 and $189,902 for the three months ended September 30, 2019 and 2018, respectively, all of which was derived from sales of custom cars by our subsidiary, InterMeccanica International Inc. (“IMI”). The cost of revenue was $134,470 (2018: $140,095) providing a gross profit of $65,598 (2018: $49,807) or (32.8%) (2018: 26.2%). Revenue recognition for IMI is based on a percentage completion method and, currently, IMI has six Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

Vehicle Type	Production Three Months Ended		Customer Deliveries Three Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Roadster/Speedster	5	8	Nil	1
SOLO	5	6	5	6

During the three months ended September 30, 2019, we incurred a comprehensive loss of $5,347,878 compared to $2,890,320 for the corresponding period in 2018. The largest expense items that resulted in comprehensive income for the three months ended September 30, 2019 were:

-	General and administrative expenses for the three months ended September 30, 2019 were $2,323,858 compared to $1,686,525 for the three months ended September 30, 2018. The following items are included in office and general expenses:

•	Rent decreased to $87,777, for the three months ended September 30, 2019, from $110,779 for the corresponding quarter ended September 30, 2018. The decrease was caused by some rent expense being reclassified as interest and depreciation expense under IFRS 16, offset by the increase of rent expense related to the opening of the Los Angeles dealership and new space for engineers.

•	Office expenses increased to $407,095, for the three months ended September 30, 2019, from $272,293 for the corresponding quarter ended September 30, 2018. The increase was caused by insurance costs for both directors and officer liability and insurance for our pre-production cars, and the opening of the Los Angeles dealership, as well as travel expenses to China and Europe.

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•	Legal & Professional were $522,183, for the three months ended September 30, 2019, increased from $490,622 for the corresponding quarter ended September 30, 2018. The increase in legal and professional expenses relate to the increases in accounting fees and recruiting fees, offset by the decrease in legal fees.

•	Consulting fees were $535,303, for the three months ended September 30, 2019, compared to $362,585 for the corresponding quarter ended September 30, 2018. The increase in fees related to the use of additional consultants for investor relations, executive advisory services and directors’ fees.

•	Investor relations expenses, not including consultant fees above, decreased to $53,112, for the three months ended September 30, 2019, from $254,248 for the corresponding quarter ended September 30, 2018. The decrease is related to a reduction in filing fees and investor conference expenses.

•	Salaries and employee related expenses increased to $718,388, for the three months ended September 30, 2019, compared to $195,998 for the corresponding quarter ended September 30, 2018. The increase is related to performance incentive increases to certain salaried employees, the addition of new employees and severance costs.

-	Research and development expenses increased to $3,266,756, for the three months ended September 30, 2019 from $905,811 for the corresponding quarter ended September 30, 2018. We continue to develop our first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development.

-	Sales and marketing expenses increased to $452,808, for the three months ended September 30, 2019, from $356,806 for the corresponding quarter ended September 30, 2018. The increase is caused by the addition of new employees, offset by the decrease in consulting and tradeshow expenses.

-	Stock-based compensation charges for the three months ended September 30, 2019 were $1,597,779 (2018: $644,228). We issued 1,431,818 stock options to employees, consultants and directors at exercise prices of US$2.45 and US $2.53 per share during the three months ended September 30, 2019. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded vesting method.

-	Share-based payment recovery for the three months ended September 30, 2019 were $39,426 (2018: charge of $312,960). The share-based payment charges relate to shares issued in exchange for services performed and is valued at the market price of our share price at the time of issuance.

The operating loss for the three months ended September 30, 2019 increased to $7,805,109 (2018: $3,925,440). The increase in operating loss was caused by the aforementioned expenses for the quarter.

We incurred a gain related to changes in the fair values of derivative liabilities of $2,107,474 (2018: $1,919,072) during the quarter mainly caused by the decrease of our share price from USD $2.50 at June 30, 2019 to USD $2.04 at September 30, 2019. Warrants priced in US dollars are classified as derivative liabilities because our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us if the warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in our consolidated statements of comprehensive income (loss).

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We also had a foreign exchange gain of $186,848 on net working capital (2018: loss of $256,131), related to the fluctuations in the US dollar as compared to the Canadian dollar.

Net loss and comprehensive loss for the three months ended September 30, 2019 was $5,333,621 and $5,347,878, respectively (2018:net and comprehensive loss of $2,890,320).

Results of Operations for the Nine Months Ended September 30, 2019

We had revenues of $461,334 and $635,401 for the nine months ended September 30, 2019 and 2018, respectively, all of which was derived from sales of custom cars by our subsidiary, InterMeccanica International Inc. (“IMI”). The cost of revenue was $397,274 (2018: $435,414) providing a gross profit of $64,060 (2018: $199,987) or 13.9% (2018: 31.5%). Revenue recognition for IMI is based on a percentage completion method and, currently, IMI has six Roadsters/Speedsters in various stages of production. The following table indicates the number of vehicles produced for either delivery to customers, testing or marketing purposes.

Vehicle Type	Production Nine Months Ended		Customer Deliveries Nine Months Ended
	Sep. 30, 2019	Sep. 30, 2018	Sep. 30, 2019	Sep. 30, 2018
Roadster/Speedster	9	8	4	1
SOLO	8	13	8	12

During the nine months ended September 30, 2019, we incurred a comprehensive loss of $22,671,794 compared to a $7,910,509 comprehensive loss for the corresponding period in 2018. The largest expense items that resulted in an increase in comprehensive loss for the nine months ended September 30, 2019 were:

-	General and administrative expenses for the nine months ended September 30, 2019 were $5,828,196 compared to $3,595,998 for the nine months ended September 30, 2018. The following items are included in office and general expenses:

•	Rent decreased to $283,261 for the nine months ended September 30, 2019, from $283,820 for the corresponding quarter ended September 30, 2018. The increase was caused by the opening of the Los Angeles dealership and new space for engineers, offset by the reclassification of some rent expenses to interest and depreciation under IFRS 16.

•	Office expenses increased to $1,181,434, for the nine months ended September 30, 2019, from $340,776 for the corresponding quarter ended September 30, 2018. The increase was caused by insurance costs for both directors and officer liability and insurance for our pre-production cars, and the opening of the Los Angeles dealership, as well as travel expenses to China and Europe.

•	Legal & Professional were $1,343,885, for the nine months ended September 30, 2019, increased from $999,785 for the corresponding period ended September 30, 2018. The increase in legal and professional expenses relate to the increases in accounting fees and recruiting fees, and legal fees relate to patents and US securities.

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•	Consulting fees were $1,373,906, for the nine months ended September 30, 2019, compared to $736,680 for the corresponding period ended September 30, 2018. The increase in fees related to the use of additional consultants for investor relations, executive advisory services and directors’ fees.

•	Investor relations expenses, not including consultant fees above, decreased to $261,814, for the nine months ended September 30, 2019, from $416,631 for the corresponding period ended September 30, 2018. The decrease relates to filing fees and investor conference expenses.

•	Salaries and employee related expenses increased to $1,383,896, for the nine months ended September 30, 2019, compared to $818,306 for the corresponding period ended September 30, 2018. The increase is related to performance incentive increases to certain salaried employees, the addition of new employees and severance costs.

-	Research and development expenses increased to $6,825,816, for the nine months ended September 30, 2019 from $4,184,587 for the corresponding period ended September 30, 2018. We continue to develop our first electric vehicle, the SOLO. All costs related to pre-production vehicles are being expensed to research and development.

-	Sales and marketing expenses increased to $1,265,346, for the nine months ended September 30, 2019, from $833,050 for the corresponding period ended September 30, 2018. The increase is caused by the addition of new employees, the use of additional marketing consultants and the increase in social media costs, offset by the decrease in tradeshow expenses.

-	Stock-based compensation charges for the nine months ended September 30, 2019 were $4,148,806 (2018: $2,528,643). We issued 3,360,000 stock options to directors and employees at exercise prices of US$2.45 to US$3.40 per share during the nine months ended September 30, 2019. In addition, the stock-based compensation charges relate to stock options issued during previous quarters where charges are recognized over the stock option vesting period. We use the Black-Scholes method of calculating the stock-based compensation expense under the graded vesting method.

-	Share-based payment charges for the nine months ended September 30, 2019 were $206,516 (2018: $935,837). The share-based payment charges relate to shares issued in exchange for services performed and is valued at the market price of our share price at the time of issuance.

The operating loss for the nine months ended September 30, 2019 increased to $19,009,532 (2018: $12,075,460). The increase in operating loss was caused by the aforementioned expenses for the quarter.

We incurred a loss related to changes in the fair values of derivative liabilities of $3,412,917 (2018: gain of $4,945,126), mainly caused by the increase of our share price from USD $1.07 at December 31, 2018 to USD $2.04 at September 30, 2019. Warrants priced in US dollars are classified as derivative liabilities because our functional currency is in Canadian dollars. As a result of this difference in currencies, the proceeds that will be received by us if the warrants are exercised are not fixed and will vary based on foreign exchange rates, hence the warrants are accounted for as a derivative under IFRS and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in our consolidated statements of comprehensive income (loss).

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We also had a foreign exchange loss of $479,721 (2018: 152,354) on net working capital, related to the fluctuations in the US dollar as compared to the Canadian dollar.

Net loss and comprehensive loss for the nine months ended September 30, 2019 was $22,682,124 and $22,671,794 respectively (2018: net and comprehensive loss of $7,910,509).

Liquidity and Capital Resources

Our operations consist of the designing, developing and manufacturing of electric vehicles. Our financial success depends upon our ability to market and sell our electric vehicles and to raise sufficient working capital to enable us to execute our business plan. Our historical capital needs have been met by the sale of our stock. Equity funding might not be possible when we require it. If no funds can be raised and sales of our electric vehicles do not produce sufficient net cash flow, then we may require a significant curtailing of operations to ensure our survival or may be required to cease operations.

Our financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net loss of $22,682,124 during the nine months September 30, 2019, and had a cash balance and a working capital surplus of $16,225,503 and $21,288,954, respectively, as at September 30, 2019. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past we relied on sales of our equity securities to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations. The above indicates the existence of a material uncertainty that may cast significant doubt on our ability to continue as a going concern.

As of September 30, 2019, we had 36,952,820 issued and outstanding shares and 65,882,256 shares on a fully-diluted basis. Our common shares and certain of our warrants began trading on the Nasdaq Capital Market on August 9, 2018.

We had $21,288,954 of working capital surplus as at September 30, 2019, compared to $20,985,467 working capital surplus as at December 31, 2018. The increase in working capital resulted from financing activities generating cash of $18,370,494 (2018: $17,759,364), due to the issuance of 4,620,477 common shares for net cash proceeds of $18,929,391 (2018: $19,386,116), offset by the cash used in operations of $17,662,407 (2018: $10,239,860) and cash used in investing activities of $3,419,847 (2018: $3,992,297) related to the additions to property, plant and equipment.

Capital Resources

As at September 30, 2019, we had cash and cash equivalents of $16,225,503 (2018: $18,926,933). We continue to pursue additional equity financing, although we might not ever be successful in such endeavors.

As of the date of this report, we have no outstanding commitments, other than rent and lease commitments of $1,918,751 payable over the next eight years and $5.0 million payable to our manufacturing partner for the production of the SOLO (see interim Financial statement notes 5 and 8 for the nine months ended September 30, 2019). On October 16, 2017, Jerry Kroll, our founder and director, entered into a Share Pledge Agreement with a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., to guarantee our payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 of our common shares at a deemed price of USD $4.00 per share (the “Pledge”). Apart from our agreement to reimburse Mr. Kroll for liabilities under his Share Pledge Agreement, we have not pledged any of our assets as security for loans, or otherwise, and are not subject to any debt covenants.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Transactions with Related Parties

In addition to the amounts or arrangements disclosed herein, the following transactions with related parties have occurred.

Related party balances

The following amounts are due to related parties

	September 30, 2019	December 31, 2018
Shareholder loan	$3,115	$6,230
Due to related parties	367,413	83,331
	$370,528	$89,561

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	3 months ended		9 months ended
	September 30, 2019	September 30, 2018	September 30 2019	September 30 2018
Directors Fees	$135,723	$52,178	$296,201	$97,779
Consulting fees	137,569	90,166	382,701	222,166
Salaries	217,017	139,440	515,684	284,000
Stock-based compensation	1,372,613	367,611	3,328,759	1,322,406
	$1,862,922	$649,395	$4,523,345	$1,926,351

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Financings

During the nine months ended September 30, 2019, we issued the following shares:

Issuance of Shares	Number of Shares Issued	Cash Proceeds
Private Placements and public offerings	3,333,334	$16,085,772
Shares issued on exercise of warrants	1,116,323	$4,195,286
Shares issued on exercise of stock options	43,760	$35,008
Shares issued for services	127,060	Nil
Share issued costs	Nil	$(1,386,675)

Incentive Stock Options

During the nine months ended September 30, 2019, we granted 3,360,000 additional stock options with exercise prices from USD $2.45 to USD $3.40 per share that will expire in seven years. The following table represents the number of stock options that are outstanding as at September 30, 2019.

Date of Grant	Number of Options	Price Per Option		Expiry Date
June 11, 2015	2,045,455		$0.30	June 11, 2022
August 13, 2015	308,522		$0.30	August 13, 2022
December 9, 2015	632,458		$0.80	December 9, 2022
March 7, 2016	12,500		$0.80	March 7, 2023
June 21, 2016	12,500		$2.00	June 21, 2023
February 17, 2017	350,622		$2.00	February 17, 2024
August 8, 2017	50,000		$2.00	August 8, 2023
January 5, 2018	199,060	US$	9.60	January 4, 2025
August 8, 2018	175,000	US$	6.18	August 8, 2025
November 19, 2018	120,000	US$	1.53	November 19, 2025
November 30, 2018	409,924	US$	5.00	November 30, 2023
March 19, 2019	1,228,182	US$	3.40	March 19, 2026
June 25, 2019	700,000	US$	2.62	June 25, 2022
August 4, 2019	1,250,000	US$	2.45	August 4, 2026
August 9, 2019	181,818	US$	2.53	August 9, 2026

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Item 3. Quantitative and Qualitative Disclosure About Market Risk

We qualify as a Smaller Reporting Company and are not required to provide this information.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, being September 30, 2019. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2019.

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, our management concluded that our internal control over financial reporting was not effective as at December 31, 2018 because of the material weakness described below.

As a result of the 2018 year-end assessment process, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, which is pervasive in nature, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In 2018, this deficiency resulted in certain adjustments to share based payments, share issue costs and financial instruments. We note that the adjustments were ultimately recorded in our December 31, 2018 financial statements and no misstatement of prior period published financial statements resulted from the material weakness identified.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Management has designed and implemented revised controls and procedures which management believes address the material weakness. These controls and procedures include adding additional financial resources, establishing a more comprehensive schedule for management review and establishing additional review procedures over the accounting for complex and non-routine transactions. However, the controls have been operating for a limited period and the requisite testing sample size to ensure the operating effectiveness of the revised controls and procedures is not yet available. The identified material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that remediation of this material weakness will be completed prior to the end of fiscal year 2019.

Except as noted above, there has been no change in the Company's internal control over financial reporting as of November 8, 2019, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are not a party to any material legal proceedings.

Item 1A. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this report, including our financial statements and related notes, before you make an investment decision concerning our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements”.

We have not been successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

We have a limited operating history and have generated minimal revenues.

Our limited operating history makes evaluating our business and future prospects difficult. We were formed in February 2015, and we have not yet begun mass production or the commercial delivery of our first electric vehicle. To date, we have no revenues from the sale of electric vehicles as any amounts received from the sale of our pre-mass production electric vehicles were netted off against research and development costs as cost recovery and have had minimal revenue from the sale of non-electric custom cars. We intend to derive revenues from the sales of our SOLO vehicle, our Super SOLO vehicle, our Tofino vehicle and other intended electric vehicles. The Tofino is still in development stage and our SOLO are scheduled to be delivered to our customers commencing in 2020. Our vehicles require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

We expect that we will experience an increase in losses prior to the launch of the SOLO, the Super SOLO or the Tofino.

We generated net loss of $5,333,621 for the quarter ended September 30, 2019, bringing our accumulated deficit to $54,055,821; without a gain related to changes in the fair values of derivative liabilities of $2,107,474, we would have had a more significant net loss. Our loss before income taxes for the nine months ended September 30, 2019 increased to $22,736,053 as compared to $7,910,509 for the corresponding period in 2018. We anticipate generating a significant loss for the current fiscal year. The report of the independent registered public accounting firm on our financial statements for the year ended December 31, 2018 included an explanatory paragraph relating to our ability to continue as a going concern.

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We have minimal revenues, are currently in debt and expect significant increases in costs and expenses to forestall profits for the foreseeable future, even if we generate significant revenues in the near term. Even if we are able to successfully develop the SOLO, the Tofino or other intended EVs, they might not become commercially successful. If we are to ever achieve profitability, we must have a successful commercial introduction and acceptance of our vehicles, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our vehicles and their components;

•	develop and equip our manufacturing facility;

•	build up inventories of parts and components for the SOLO, the Super SOLO and the Tofino;

•	open ElectraMeccanica stores;

•	expand our design, development, maintenance and repair capabilities;

•	develop and increase our sales and marketing activities; and

•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in profits or even revenues, which would further increase our losses.

We currently have negative operating cash flows, and if we are unable to generate positive operating cash flows in the future our viability as an operating business will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We are currently incurring expenditures related to our operations that have generated a negative operating cash flow. Operating cash flow may decline in certain circumstances, many of which are beyond our control. We might not generate sufficient revenues in the near future. Because we continue to incur such significant future expenditures for research and development, sales and marketing and general and administrative expenses, we may continue to experience negative cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses. An inability to generate positive cash flow until we reach a sufficient level of sales with positive gross margins to cover operating expenses or raise additional capital on reasonable terms will adversely affect our viability as an operating business.

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To carry out our proposed business plan to develop, manufacture, sell and service electric vehicles, we will require a significant amount of capital.

To carry out our proposed business plan for the next 12 months, we estimate that we will need approximately $9 million in addition to cash on hand at September 30, 2019. If cash on hand, revenue from the sale of our cars, if any, and cash received upon the exercise of outstanding warrants, if any are exercised, are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or registered offerings, and shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of future financings may adversely impact your investment.

We may have to engage in common equity, debt or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to adopt three-wheeled single seat electric vehicles.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for three-wheeled single seat electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•	perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•	perceptions about vehicle safety in general and, in particular, safety issues that may be attributed to the use of advanced technology, including vehicle electronics and braking systems;

•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

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•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would materially adversely affect our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their vehicle as well as the frequency with which they charge the battery of their vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

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If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us depend upon other suppliers of battery cell technology for our battery packs.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of the SOLO, a three-wheeled single seatseat electric vehicle, and have targeted mainly urban residents of modest means. We will need to address additional markets and expand our customer demographic to further grow our business. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We depend on a third-party for our near-term manufacturing needs.

In October 2017, we entered into a manufacturing agreement with Zongshen, a wholly-owned subsidiary of Zongshen Industrial Group Co. Ltd., an affiliate of Zongshen Power Machinery Co., Ltd., located in Chongqing, China. Under the agreement, Zongshen has begun the process of establishing tooling and has contracted to produce 75,000 SOLO vehicles in the three full years from the commencement of production. The delivery of SOLO vehicles to our future customers and the revenue derived therefrom depends on Zongshen’s ability to fulfill its obligations under that manufacturing agreement. Zongshen’s ability to fulfill its obligations is outside of our control and depends on a variety of factors, including Zongshen’s operations, Zongshen’s financial condition and geopolitical and economic risks that could affect China. If Zongshen is unable to fulfill its obligations or is only able to partially fulfill its obligations, we will not be able to sell our SOLO vehicle in the volumes anticipated on the timetable that we anticipate, if at all.

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We do not currently have arrangements in place that will allow us to fully execute our business plan.

To sell our vehicles as envisioned, we will need to enter into agreements and arrangements that are not currently in place. These include entering into agreements with distributors, arranging for the transportation of the mass-produced SOLOs to be delivered pursuant to our manufacturing agreement with Zongshen, obtaining battery and other essential supplies in the quantities that we require, entering into manufacturing agreements for the Super SOLO and the Tofino and acquiring additional manufacturing capability. If we are unable to enter into such agreements or are only able to do so on terms that are unfavorable to us, we may not be able to fully carry out our business plans.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Paul Rivera, our Chief Executive Officer, Bal Bhullar, our Chief Financial Officer, Henry Reisner, our President and Chief Operating Officer, and Isaac Moss, our Chief Administrative Officer. A number of these key employees and consultants have significant experience in the automobile manufacturing and technology industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

Since we have little experience in mass-producing electric vehicles, any delays or difficulties in transitioning from producing custom vehicles to mass-producing vehicles may have a material adverse effect on our business, prospects and operating results.

Our management team has experience in producing custom designed vehicles and is now switching focus to mass producing electric vehicles in a rapidly evolving and competitive market. If we are unable to implement our business plans in the timeframe estimated by management and successfully transition into a mass-producing electric vehicle manufacturing business, then our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have the SOLO, the Tofino or any future model electric vehicle satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

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If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our SOLO in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our vehicles after several years of customer driving. A similar evaluation of the Tofino is further behind.

We have very limited experience servicing our vehicles. If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we will provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We have very limited experience servicing our vehicles. We plan for mass production to begin for SOLO vehicles for deliveries during 2020. The total number of SOLOs that we have produced as pre-production as of September 30, 2019 is approximately 114 (64 from Canada and 50 from Zongshen). Throughout its history, IMI has produced approximately 2,500 cars, which include providing after sales support and servicing. We do not have any experience servicing the SOLO or the as a limited number of SOLOS have been produced. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We may not succeed in establishing, maintaining and strengthening the ElectraMeccanica brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the ElectraMeccanica brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned electric vehicles. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the ElectraMeccanica brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business, including aluminum, steel, carbon fiber and non-ferrous metals such as copper and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our vehicles. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our vehicles until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. We might not be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned SOLO. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of SOLO, Super SOLO and Tofino reservations and could materially adversely affect our brand, image, business, prospects and operating results.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives that are offered to purchasers of EVs or persons installing home charging stations, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

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If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future in connection with the planned production of our vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes;

•	addressing new markets; and

•	establishing international operations.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians, for our electric vehicles. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We have a manufacturing agreement with Zongshen to produce 75,000 SOLO vehicles in the three full years from the commencement of production. Zongshen’s workforce is not currently unionized, though they may become so in the future or industrial stoppages could occur in the absence of a union. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of Zongshen or that of our key suppliers, it could delay the manufacture and sale of our electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition. Additionally, if we expand our business to include full in-house manufacturing of our vehicles, our employees might join or form a labor union and we may be required to become a union signatory.

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We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We plan to maintain product liability insurance for all our vehicles with annual limits of approximately $5 million on a claims-made basis, but any such insurance might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we are the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the U.S.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do things that include one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our vehicles or other goods or services to avoid infringing the third-party intellectual property; or

•	establish and maintain alternative branding for our products and services.

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In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our executive officers and most of our directors reside outside the United States

We are organized pursuant to the laws of the Province of British Columbia under the Business Corporations Act (British Columbia) and a majority of our executive offices are located outside of the United States in Vancouver, British Columbia. All of our officers, our auditor and all but two of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.

We are vulnerable to a growing trade dispute between the United States and China

A growing trade dispute between the United States and China could increase the proposed sales price of our products or decrease our profits, if any. Recently, the current U.S. administration has imposed tariffs on $34 billion of Chinese exports, including a 25% duty on cars built in China and shipped to the United States. Following the imposition of these tariffs, China has imposed additional tariffs on U.S. goods manufactured in the United States and exported to China. Subsequently, the U.S. administration indicated that it may impose tariffs on up to US$500 billion of goods manufactured in China and imported into the United States. These tariffs may escalate a nascent trade war between China and the United States. This trade conflict could affect our business because we intend to mass produce the SOLO in China and our intended principal market is the West Coast of North America. If a trade war were to escalate or if tariffs were imposed on any of our products, we could be forced to increase the proposed sales price of such products or reduce the margins, if any, on such products.

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Recently, U.S. Customs and Border Protection ruled that the SOLO has a classification under the Harmonized Tariff Schedule to the United States Code that applies to passenger vehicles for less than 10 people with only electric motors. The total applicable duty for this classification was recently raised to 27.5% (2.5% is a “most-favored-nation” tariff for this classification and 25% derives from this classification being on the China 301 List 1). We envision that the base purchase price for our SOLO will be approximately USD $16,250, but the final purchase price in the United States will likely be increased as a result of the recent increase in the tariff applicable to the SOLO. As the landscape for tariffs involving imports to the United States from the People’s Republic of China has been changing over the past year and may change again, we have not determined how to adjust the base purchase price in the United States in response to the recent tariff increase.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The legal system in the People’s Republic of China (“PRC”) is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various production services in the PRC. Zongshen, our manufacturing partner, is subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time we may have to resort to administrative and court proceedings to enforce our legal rights or Zongshen may have to resort to administrative and court proceedings to fulfill its obligations under the manufacturing agreement. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we or Zongshen may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Risks Related to Our Common Shares

Our executive officers and directors beneficially own a large controlling percentage of our common shares.

As of November 8, 2019, our executive officers and directors beneficially owned, in the aggregate, approximately 40.2% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

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The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of common shares and the issuance of preferred shares. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and designate the rights of the preferred shares, which may include voting, dividend, distribution or other rights that are preferential to those held by the common shareholders. The issuance of any such common or preferred shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. Given our lack of revenues, we will likely have to issue additional equity securities to obtain working capital we require for the next 12 months. Our efforts to fund our intended business plans will therefore result in dilution to our existing shareholders. If we do issue any such additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Additionally, we had 7,676,041 options and 21,253,395 warrants outstanding as of November 8, 2019. The exercise price of some of these options and warrants is below our current market price, and if you purchase shares in the public market, it could be at a price in excess of the exercise price of outstanding warrants or options. If the holders of these options and warrants elect to exercise them, your ownership position will be diluted and the per share value of the shares in this offering could be diluted as well. As a result, the market value of our shares could significantly decrease as well.

Issuances of our preferred stock may adversely affect the rights of the holders of our common shares and reduce the value of our common shares.

Our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock and, without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of common shares. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have no present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common shares and reduce the value of our common shares.

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The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares and certain of our warrants began trading on the Nasdaq Capital Market in August 2018, and before that our common shares had been trading on the OTCQB since September 2017. The historical volume of trading has been low, and the share price has fluctuated significantly. The share price for our common shares could decline due to the impact of any of the following factors:

•	sales or potential sales of substantial amounts of our common shares;

•	announcements about us or about our competitors;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the automobile industry;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	change in general economic trends; and

•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for automobile companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our common shares regardless of our actual operating performance.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our common shares or listed warrants, which could depress their respective prices.

Financial Industry Regulatory Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares or our listed warrants, which may limit your ability to buy and sell our shares and/or listed warrants, have an adverse effect on their respective markets and, thereby, depress their market prices.

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Our common shares and our listed warrants have been thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

From October 2017 until August 2018, our common shares were quoted on the OTCQB where they were “thinly-traded”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time was relatively small or non-existent. Since we listed on the Nasdaq Capital Market in August 2018, the volume of our shares traded has increased, but that volume could decrease until we are thinly-traded again. That could occur due to a number of factors, including that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. Certain of our warrants were listed on the Nasdaq Capital Market in August 2018. The trading volume of those listed warrants is relatively low. As a consequence, there may be periods of several days or more when trading activity in our shares or listed warrants is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our common shares and/or our listed warrants may not develop or be sustained.

Volatility in our common shares or warrant price may subject us to securities litigation.

The market for our common shares and our listed warrants may have, when compared to seasoned issuers, significant price volatility, and we expect that our share or warrant prices may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Our shareholders may not have access to certain information they may deem important and are accustomed to receive from U.S. domestic companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act, and will remain an emerging growth company until the earlier of : (i) the last day of the fiscal year (a) following May 23, 2022, (b) in which we have total annual gross revenue of at least US$1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th; and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On January 15, 2019, we issued an aggregate of 32,000 common shares to three consultants as part of their consulting agreements with our Company.

On January 24, 2019, we issued 18,060 common shares to a consultant as part of their consulting agreement with our Company.

On January 31, 2019, we issued 29,950 common shares to settle debt for legal services for $50,000.

On February 14, 2019, we received $20,000 from our CEO for the exercise of warrants at a price of $0.80, issued 25,000 common shares of the Company.

On February 14, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On February 15, 2019, we received $180,000 from an investor for the exercise of warrants at a price of $0.80, we issued 225,000 common shares of the Company.

On February 20, 2019, we received an aggregate of USD$2,424,625 from three investors for the exercise of warrants at a price of USD$4.25, we issued 570,500 common shares of the Company.

On February 25, 2019, we received an aggregate of USD$322,150 from two investors for the exercise of warrants at a price of USD$4.25, we issued 75,800 common shares of the Company.

On February 28, 2019, we received of $125,000 from an investor for the exercise of warrants at a price of $2.00, we issued 62,500 common shares of the Company.

On February 28, 2019, we received of $50,000 from an investor for the exercise of warrants at a price of $2.00, we issued 25,000 common shares of the Company.

On March 2, 2019, we received of $50,000 from an investor for the exercise of warrants at a price of $0.80, we issued 62,500 common shares of the Company.

On March 14, 2019, we issued 10,000 common shares to a consultant as a part of their consulting agreement with our Company.

On March 27, 2019, the Company issued a total of 3,333,334 common shares for gross proceeds of $16,085,772. There were 93,020 common shares issued for services with a fair value of $201,077. Share issue costs related to these issuances was $1,386,675.

On April 2, 2019, we issued 13,010 common shares to consultants as a part of their consulting agreements with our Company.

On April 2, 2019, we received an aggregate of $145,153 from investors for the exercise of warrants with prices ranging from $0.80 to $4.00, we issued 70,023 common shares of the Company.

On May 15, 2019, we issued 25,010 common shares to consultants as a part of their consulting agreements with our Company.

On June 12, 2019 we received $17,504 from our employee for the exercise of stock options for $0.80, we issued 21,880 common shares of the Company.

On June 14, 2019 we received $17,504 from our employee for the exercise of stock options for $0.80, we issued 21,880 common shares of the Company.

On June 17, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On August 17, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On August 20, 2019, we cancelled 10,000 common shares that were issued on April 2, 2019 to a consultant.

On October 15, 2019, we received US$16,656 from investors for the exercise of stock options for $0.30, and issued 56,250 common shares of the Company.

On October 15, 2019, we received $15,400 from an employee for the exercise of stock options for $0.80 to $2.00, and issued 14,567 common shares of the Company.

The issuance of the securities mentioned above qualified for the exemption from registration continued in section 4(a) of the U.S. Securities Act of 1933.

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Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

This report was included as an exhibit to Form 6-K filed with the U.S. Securities and Exchange Commission. Please see the other exhibits to that Form 6-K which are incorporated herein by reference.

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ElectraMeccanica Vehicles Corp.

Interim Condensed Consolidated Financial Statements

September 30, 2019

Unaudited - Expressed in Canadian Dollars

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	September 30, 2019 (Unaudited)	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3	$16,225,503	$18,926,933
Receivables	4	387,131	1,190,689
Prepaid expenses		6,228,244	2,268,776
Inventory		864,816	420,737
		23,705,694	22,807,135
Non-current assets
Restricted cash		109,665	110,707
Plant and equipment	5	10,172,987	5,323,766
Goodwill and other intangible assets	6	1,240,381	1,239,123
TOTAL ASSETS		$35,228,727	$29,480,731

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$1,185,978	$1,262,861
Customer deposits		436,499	303,076
Construction contract liability		63,540	99,707
Shareholder loan		3,115	6,230
Deferred income tax		93,725	149,794
Current portion of lease liabilities	8	633,883	-
		2,416,740	1,821,668

Non-current liabilities
Derivative liability[1]	9	7,558,659	4,752,875
Lease liabilities	8	1,000,852	-
TOTAL LIABILITIES		10,976,251	6,574,543

EQUITY
Share capital	10	66,504,106	46,622,299
Deficit		(54,055,821)	(31,373,697)
Reserves		11,804,191	7,657,586
TOTAL EQUITY		24,252,476	22,906,188
TOTAL LIABILITIES AND EQUITY		$35,228,727	$29,480,731

Nature and continuance of operations (Note 1)

Commitments (Notes 5 and 8)

On behalf of the Board of Directors.

Director	Director

1 Footnote: The warrant derivative liability is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Company would be required to pay cash upon exercise or expiry of the warrants. See Note 10.

The accompanying notes are an integral part of these condensed consolidated financial statements

2

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Three months ended		Nine months ended
	Note	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenue		$200,068	$189,902	$461,334	$635,401
Cost of revenue		134,470	140,095	397,274	435,414
Gross profit		65,598	49,807	64,060	199,987

Operating expenses

Amortization	5	268,932	68,917	798,912	197,332
General and administrative expenses	12	2,323,858	1,686,525	5,828,196	3,595,998
Research and development expenses	13	3,266,756	905,811	6,825,816	4,184,587
Sales and marketing expenses	14	452,808	356,806	1,265,346	833,050
Stock-based compensation expense	10	1,597,779	644,228	4,148,806	2,528,643
Share-based payment expense (recovery)	10	(39,426)	312,960	206,516	935,837
		7,870,707	3,975,247	19,073,592	12,275,447

Loss before other items		(7,805,109)	(3,925,440)	(19,009,532)	(12,075,460)

Other items
Interest income		152,561	-	94,478	-
Issue costs allocated to derivate liability		-	(627,821)	-	(627,821)
Changes in fair value of derivative liability	9	2,107,474	1,919,072	(3,412,917)	4,945,126
Other income		17,711	-	71,639	-
Foreign exchange gain (loss)		186,848	(256,131)	(479,721)	(152,354)

Loss before taxes		(5,340,515)	(2,890,320)	(22,736,053)	(7,910,509)

Current income tax expense		-	-	2,140	-
Deferred income tax recovery		(6,894)	-	(56,069)	-

Net loss		(5,333,621)	(2,890,320)	(22,682,124)	(7,910,509)

Other comprehensive income – foreign currency translation		14,257	250	(10,330)	-

Comprehensive loss		$(5,347,878)	$(2,890,570)	$(22,671,794)	$(7,910,509)
Loss per share – basic and fully diluted		$(0.14)	$(0.11)	$(0.64)	$(0.31)

Weighted average number of shares outstanding – basic and fully diluted	10	36,957,731	26,687,607	35,651,311	25,287,764

The accompanying notes are an integral part of these condensed consolidated financial statements

3

ElectraMeccanica Vehicles Corp.

Condensed Unaudited Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars)

		Share capital
	Note	Number of shares	Amount net of share issue cost	Share subscription	Share-based payment reserve	Foreign currency translation reserve	Deficit	Total
Balance at December 31, 2017		23,794,106	$22,718,282	$750,000	$3,518,286	$-	$(21,335,552)	$5,651,016
Shares issued for cash		757,138	3,196,610	(750,000)	-	-	-	2,446,610
Shares issued on exercise of options		6,198	31,669	-	(19,274)	-	-	12,395
Adjustment for warrant derivative liability		-	(676,967)	-	-	-	-	(676,967)
Shares issued for finders fees		2,286	23,678	-	-	-	-	23,678
Stock-based compensation		-	-	-	790,234	-	-	790,234
Net and comprehensive loss for the period		-	-	-	-	-	(2,403,974)	(2,403,974)
Balance at March 31, 2018		24,559,728	25,293,272	-	4,289,246		(23,739,526)	5,842,992
Shares issued for cash		425,405	3,002,985	-	-	-	-	3,002,985
Shares issued for services		75,000	622,877	-	-	-	-	622,877
Stock-based compensation		-	-	-	1,094,181	-	-	1,094,181
Comprehensive loss for the period		-	-	-	-	-	(2,616,215)	(2,616,215)
Balance at June 30, 2018		25,060,133	28,919,134	-	5,383,427	-	(26,355,741)	7,946,820
Shares issued for cash		2,625,978	9,408,479	-	725,300	-	-	10,133,779
Shares issued for services		100,000	312,960	-	-	-	-	312,960
Adjustment for warrant derivative liability		-	676,967	-	-	-	-	676,967
Stock-based compensation		-	-	-	644,228	-	-	644,228
Comprehensive loss for the period		-	-	-	-	(250)	(2,890,320)	(2,890,570)
Balance at September 30, 2018		27,786,111	$39,317,540	-	$6,752,955	$(250)	$(29,246,061)	$16,824,184
Balance at December 31, 2018		32,332,343	$46,622,299	$-	$7,667,591	$(10,005)	$(31,373,697)	$22,906,188
Shares issued for cash		3,333,334	14,725,221	-	-	-	-	14,725,221
Shares issued pursuant to exercise of warrants	10	1,046,300	4,657,266	-	-	-	-	4,657,266
Shares issued for services	10	93,020	201,077	-	-	-	-	201,077
Stock-based compensation		-	-	-	1,999,992	-	-	1,999,992
Comprehensive loss for the period		-	-	-	-	2,683	(20,629,865)	(20,627,182)
Balance at March 31, 2019		36,804,997	$66,205,863	$-	$9,667,583	$(7,322)	$(52,003,562)	$23,862,562
Shares issue costs		-	(10,425)	-	-	-	-	(10,425)
Shares issued pursuant to exercise of warrants	10	70,023	145,153	-	-	-	-	145,153
Shares issued for services	10	41,030	171,101	-	-	-	-	171,101
Shares issued on exercise of options	10	43,760	47,539	-	(12,531)	-	-	35,008
Stock-based compensation		-	-	-	551,035	-	-	551,035
Comprehensive loss for the period		-	-	-	-	21,904	3,281,362	3,303,266
Balance at June 30, 2019		36,959,810	$66,559,231	$-	$10,206,087	$14,582	$(48,722,200)	$28,057,700
Shares issued costs			(15,699)	-	-	-	-	(15,699)
Shares issued for services	10	3,010	10,766	-	-	-	-	10,766
Shares cancelled	10	(10,000)	(50,192)	-	-	-	-	(50,192)
Stock-based compensation		-	-	-	1,597,779	-	-	1,597,779
Comprehensive loss for the period		-	-	-	-	(14,257)	(5,333,621)	(5,347,878)
Balance at September 30, 2019		36,952,820	$66,504,106	$-	$11,803,866	$325	$(54,055,821)	$24,252,476

On May 15, 2018 the Company completed a reverse share split on a 2:1 basis, all references to number of shares have been retroactively adjusted throughout these condensed consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated financial statements

4

ElectraMeccanica Vehicles Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Operating activities

Net loss for the period	$(5,333,621)	$(2,890,320)	$(22,682,124)	$(7,910,509)
Adjustments for:
Amortization	268,932	68,917	798,912	197,332
Stock-based compensation expense	1,597,779	644,228	4,148,806	2,528,643
Share-based payment expense (recovery)	(39,426)	312,960	206,516	935,837
Interest on lease liability	36,488	-	104,673	-
Changes in fair value of derivative liability	(2,107,474)	(1,919,072)	3,412,917	(4,945,126)
Deferred income tax recovery	(6,894)	-	(56,069)	-
Changes in non-cash working capital items:
Receivables	1,318,042	229,370	803,558	(154,668)
Prepaid expenses	851,321	(312,906)	(3,959,468)	(155,576)
Inventory	198,103	(732,551)	(444,079)	(774,166)
Trade payables and accrued liabilities	391,756	(365,858)	(93,305)	76,532
Customer deposits and construction contract liability	41,522	(1,862)	97,256	(38,159)

Net cash flows used in operating activities	(2,783,472)	(4,967,094)	(17,662,407)	(10,239,860)

Investing activities
Restricted cash	(589)	1,213	1,042	(107,782)
Expenditures on plant and equipment	(2,147,066)	(1,030,641)	(3,415,881)	(3,884,515)
Expenditures on intangible assets	(13,050)	-	(5,008)	-
Net cash flows used in investing activities	(2,160,705)	(1,029,428)	(3,419,847)	(3,992,297)

Financing activities
Repayment of bank loan	-	-	-	(123,637)
Repayment of shareholder loan	(1,038)	(1,038)	(3,115)	(3,115)
Repayment of promissory note	-	-	-	(1,500,000)
Repayment of leases	(187,950)	-	(555,782)	-
Proceeds on issuance of common shares – net of issue costs	(15,699)	13,900,448	14,699,097	19,386,116
Proceeds from issuance of common shares for options exercised	-	-	35,008	-
Proceeds from issuance of common shares for warrants exercised	-	-	4,195,286	-
Net cash flows from financing activities	(204,687)	13,899,410	18,370,494	17,759,364

Increase (decrease) in cash and cash equivalents	(5,148,864)	7,902,888	(2,771,760)	3,527,207
Effect of exchange rate changes on cash and cash equivalents	(14,257)	(24)	10,330	(24)
Cash and cash equivalents, beginning	21,388,624	4,235,315	18,926,933	8,610,996
Cash and cash equivalents, ending	$16,225,503	$12,138,179	$16,225,503	$12,138,179

Supplemental schedule of non-cash investing and financing activities
Purchase of PP&E in accounts payable	142,658	566,122	142,658	566,122
Right-of-use assets obtained in exchange for lease liability	-	-	2,106,966	-
Shares issued for services	(39,426)	312,960	206,516	935,837

The accompanying notes are an integral part of these condensed consolidated financial statements

5

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

1.             Nature and continuance of operations

ElectraMeccanica Vehicles Corp (the “Company”) was incorporated on February 16, 2015 under the laws of the province of British Columbia, Canada, and its principal activity is the development and manufacturing of electric vehicles. The Company acquired InterMeccanica International Inc. (“InterMeccanica”) on October 18, 2017 whose principal activity is the development and manufacturing of high-end custom-built vehicles. On January 22, 2018, the Company incorporated a wholly-owned subsidiary EMV Automotive USA Inc. in Nevada, USA.

The head office and principal address of the Company are located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2019, the Company’s principal activity, the development and manufacture of electric vehicles, is in the development stage, and the Company’s continuation as a going concern is dependent upon the successful results from its electric vehicle development and manufacturing activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. It is anticipated that significant additional funding will be required. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Management intends to finance its operations over the next twelve months through private placement and/or public offerings of equity capital. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its statement of financial position.

2.             Significant accounting policies and basis of preparation

The financial statements were authorized for issue on [November 8], 2019 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Therefore, these financial statements comply with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of new accounting policies that were adopted on January 1, 2019 as described in Note 2. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

Basis of preparation

The financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The Company’s functional and presentation currency is Canadian dollars.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EMV Automotive USA Inc. and InterMeccanica from the date of its acquisition on October 18, 2017. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

6

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value of the identifiable assets and liabilities acquired from InterMeccanica, the estimated recoverable amount of goodwill, intangible assets and other long-lived assets, the useful lives of plant and equipment, the estimated amount of scientific research and experimental development (SR&ED) tax credits, fair value measurements for financial instruments and share-based payments, and the recoverability and measurement of deferred tax assets.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	The classification of financial instruments; and
-	The calculation of income taxes require judgement in interpreting tax rules and regulations.

Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of the Company’s financial assets and liabilities

Financial assets/liabilities

Cash and cash equivalents	Amortized cost
Receivables	Amortized cost
Trade payables and accrued liabilities	Amortized cost
Shareholder loan	Amortized cost
Lease liabilities	Amortized cost
Derivative liability	FVTPL

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the financial risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

7

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Revenue from contracts with customers

Revenue is recognized to the extent that the amount of revenue can be measured reliably and collection is probable.

Part sales:

Sales of parts are recognized when the Company has transferred control to the customer which generally occurs upon shipment.

Services, repairs and support services:

Services, repairs and support services are recognized in the accounting period when the services are rendered.

Sales of custom build vehicles:

The Company manufactures and sells custom built vehicles typically on fixed fee arrangements with its customers. Revenue is recognized in the accounting period in which the services are rendered, by reference to the stage of completion. The stage of completion is determined as a percentage based on the amount of costs incurred compared to the estimated cost of completion. Revenue recognized in excess of amounts billed is recorded as accounts receivable. Amounts received in excess of work performed is recorded as deferred revenue.

Sales of electric vehicles:

The Company will be manufacturing and selling an electric powered one-seater vehicle which has not yet been commercialized. At this time, proceeds of these sales are considered to be incidental revenue and are not being made with the expectation of profit. These are sold to ‘beta’ customers who provide real-world testing and feedback on the vehicles. The revenue generated from sales are recorded against research & development expenses.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less and are presented at cost, which approximates market value.

Customer deposits

Customer deposits consist primarily of advance payments and billings in excess of costs incurred. Changes in customer deposits are primarily due to the timing difference between the Company’s performance of services and payments from customers. To determine revenue recognized from customer deposits during the reporting periods, the Company allocates revenue to individual customer deposit balances and applies revenue recognized during the reporting periods to the beginning balances of customer deposits until the revenue exceeds the balances.

Inventory

Inventory consists of parts held for resale or for use in fixed fee contracts and is valued at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

Trademarks and patents

The Company expenses legal fees and filing costs associated with the development of its trademarks and patents.

8

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statements of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Furniture and equipment	20%
Computer equipment	33%
Computer software	50%
Vehicles	33%
Leasehold improvements	over term of lease
Right of use assets	over term of lease
Production tooling and molds	per unit produced

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amounts are recorded to the share-based payment reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Fully diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of fully diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Research and development expenses

Research costs are expensed when incurred and are stated net of government grants. Development costs including direct material, direct labour and contract service costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. These costs are amortized on a straight-line basis over the estimated useful life. To date, the Company did not have any development costs that met the capitalization criteria.

Derivative liability

The Company accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of each instrument. Warrants classified as equity are recorded at fair value as of the date of issuance on the Company’s consolidated balance sheets and no further adjustments to their valuation are made. Warrants classified as derivative liabilities that require separate accounting as liabilities are recorded on the Company’s consolidated balance sheets at their fair value on the date of issuance and will be revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded as other income or expense. Management estimates the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the warrants or instruments on the valuation date, as well as assumptions for future financings, expected volatility, expected life, yield, and risk-free interest rate.

9

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Change in accounting policy - Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaced IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 introduces a single lessee accounting model eliminating the previous distinction between finance and operating leases. IFRS 16 requires the recognition of lease-related assets and liabilities on the balance sheet, except for short-term leases and leases of low value underlying assets. Lessor accounting remained substantially unchanged.

The Company adopted IFRS 16 on January 1, 2019. The comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease. In calculating the lease liability at this date, the Company has chosen to apply a practical expedient in IFRS 16 that allows for lease and non-lease components of a contract to be combined as a single lease component. This expedient has been applied to all contracts which have been identified to contain a lease per IFRS 16.

The adoption of IFRS 16 resulted in an increase of $2.1 million in total assets and total liabilities each for recognition of right-of-use assets and lease liabilities, respectively, and had no impact to opening retained earnings as at January 1, 2019.

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at Jan 1, 2019 of 5%-10%.

Operating lease commitment at December 31, 2018 as disclosed in the Company’s consolidated financial statement	$2,148,834
Discounting effect using the incremental borrowing rate at January 1, 2019	178,677
1,970,157
Extension options reasonably certain to be exercised	136,809
Lease liabilities recognized at January 1, 2019	$2,106,966

Impairment of assets

The carrying amount of the Company’s long-lived assets with finite useful lives (which include plant and equipment and intangible assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if indicators of impairment exist.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Tax Credits:

The Company earns SR&ED tax credits with respect to its research and development expenses. The benefit of these SR&ED tax credits is recorded as a reduction of research and development expenses when their recoverability is reasonably expected. The SR&ED tax credits earned while the Company was Canadian Controlled Private Corporation are refundable to the Company and are recorded as a receivable, while the tax credits earned now that the Company is a public company (as defined under Canadian tax laws) can be used to reduce future Canadian income taxes payable.

10

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset if a deferred income taxes relate to the same taxable entity and the same taxation authority.

3.             Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original term to maturity of 90 days or less:

	September 30, 2019	December 31, 2018
Cash	$2,312,488	$2,443,938
Cash equivalent	13,913,015	16,482,995
	$16,225,503	$18,926,933

4.             Receivables

	September 30, 2019	December 31, 2018
Trade receivable	$78,913	$84,443
Construction contract asset	88,691	125,426
GST receivable	62,475	278,182
SR&ED tax credits receivable	-	675,000
Other receivable	157,052	27,638
	$387,131	$1,190,689

The amount of $125,426 included in contract assets at December 31, 2018 has been recognized as revenue during the nine-months ended September 30, 2019 (2018: $61,786).

5.             Plant and equipment

	Furniture and equipment	Computer hardware and software	Vehicles	Leasehold Improvements	Right-of- use assets	Production tooling and molds	Total
Cost:
At December 31, 2017	290,843	73,654	390,050	101,200	-	914,060	1,769,807
Additions	203,644	59,749	-	283,141	-	3,635,888	4,182,422
Disposals	-	-	(2,001)	-	-	-	(2,001)
December 31, 2018	494,487	133,403	388,049	384,341	-	4,549,948	5,950,228
Additions	75,982	93,128	-	116,665	2,085,844	3,271,043	5,640,512
Disposals	-	(2,150)	-	-	-	-	(2,150)
September 30, 2019	570,469	224,381	388,049	501,006	2,085,844	7,820,991	11,590,740

Amortization:
At December 31, 2017	188,606	27,147	85,764	74,607	-	-	376,124
Charge for the year	42,192	38,542	129,487	40,117	-	-	250,338
At December 31, 2018	230,798	65,689	215,251	114,724	-	-	626,462
Additions	58,041	45,064	95,582	88,406	505,452	-	792,545
Disposals	-	(1,254)	-	-	-	-	(1,254)
September 30, 2019	288,839	109,499	310,833	203,130	505,452	-	1,417,753

Net book value:
At December 31, 2018	$263,689	$67,714	$172,798	$269,617	$-	$4,549,948	$5,323,766
At September 30, 2019	$281,630	$114,882	$77,216	$297,876	$1,580,392	$7,820,991	$10,172,987

11

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

On September 29, 2017, the Company entered into a manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”). Under the agreement, the Company agreed to reimburse Zongshen for the cost of prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million), which was payable on or before March 18, 2018, subject to a 10% holdback, and mass production tooling and molds estimated to be CNY ¥39.3 million ($7.8 million), which shall be payable 50% when Zongshen commences manufacturing the tooling and molds, 40% when Zongshen completes manufacturing the tooling and molds, and 10% upon delivery to the Company of the first production vehicle. As at September 30, 2019, the Company has completed the prototype tooling and molds with actual cost of CNY ¥10.1 million ($1.9 million), as assessed by the company, the prototype tooling and molds will be used for the mass production. The Company has paid 90% of prototype tooling and molds and 78% of the mass production tooling and molds. Depreciation on the production tooling and molds is charged on a per unit produced basis and during the period no units had been produced using the production tooling and molds.

Under the agreement, the Company agreed that the minimum purchase commitments for units of the SOLO vehicle are to be as follows: 5,000 over a 12 month period from the start of mass production; over the next 12 month period, 20,000; and over the next 12 month period, 50,000, and which shall be payable following issue of Company’s purchase orders as follows: 30% 60 days prior to scheduled Zongshen production, and 70% after accepted vehicle delivery.

On October 16, 2017, the CEO of the Company (“Pledgor”) entered into a Share Pledge Agreement (“Share Pledge”) to guarantee the payment by the Company for the cost of the prototype tooling and molds estimated to be CNY ¥9.5 million ($1.8 million) to Zongshen through the pledge of 400,000 common shares of the Company. The Company approved its obligations under the Share Pledge and has agreed to reimburse the Pledgor on a one-for-one basis for any pledged shares realized by Zongshen.

6.             Goodwill and Intangible Assets

	September 30, 2019	December 31, 2018
Identifiable intangibles	$525,317	$529,067
Goodwill	699,844	699,844
Other intangibles	15,220	10,212
	$1,240,381	$1,239,123

7.             Trade payables and accrued liabilities

	September 30, 2019	December 31, 2018
Trade payables	$468,874	$635,622
Wages payables	92,890	80,573
Due to related parties (Note 16)	367,413	83,331
Accrued liabilities	256,801	463,335
	$1,185,978	$1,262,861

12

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

8.             Lease liabilities

Lease obligations relate to the Company’s rent of office space and warehouse space. The term of the leases expire on November 1, 2020, July 1, 2020, September 1, 2021 and August 1, 2022 with the Company holding an option to renew for the office space for a further five years.

As at September 30, 2019, the contractual undiscounted cash flows related to leases were as follows:

	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$746,394	$112,511	$633,883
Between one and five years	976,313	158,926	817,387
More than five years	196,044	12,579	183,465
	$1,918,751	$284,016	1,634,735
Current portion of lease liabilities			633,883
Non-current portion of lease liabilities			$1,000,852

9.             Derivative liability

The exercise price of certain warrants is denominated in US dollars; however, the functional currency of the Company is the Canadian dollar. Consequently, the value of the proceeds on exercise is not fixed and will vary based on foreign exchange rate movements. The warrants when issued other than as compensation for goods and services are therefore a derivative for accounting purposes and are required to be recognized as a derivate liability and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as non-cash gain or loss in the consolidated statements of comprehensive loss. Upon exercise, the holders will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statements of comprehensive loss. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

During the nine months ended September 30, 2019, warrants for 646,300 shares at USD $4.25 were exercised.

A reconciliation of the changes in fair values of the derivative liability is below:

	September 30,	December 31,
	2019	2018
Balance, beginning	$4,752,875	$3,655,690
Warrants issued	-	8,935,289
Warrants exercised	(607,133)	(131,053)
Changes in fair value of derivative liabilities	3,412,917	(7,707,051)
Balance, ending	$7,558,659	$4,752,875

10.           Share capital

Authorized share capital

Unlimited number of common shares without par value.

At September 30, 2019, the Company had 36,952,820 issued and outstanding common shares (December 31, 2018 – 32,332,343).

On January 15, 2019, we issued an aggregate of 32,000 common shares to three consultants as part of their consulting agreements with our Company.

On January 24, 2019, we issued 18,060 common shares to a consultant as part of their consulting agreement with our Company.

13

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

On January 31, 2019, we issued 29,950 common shares to settle debt for legal services for $50,000.

On February 14, 2019, we received $20,000 from our CEO for the exercise of warrants at a price of $0.80, issued 25,000 common shares of the Company.

On February 14, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On February 15, 2019, we received $180,000 from an investor for the exercise of warrants at a price of $0.80, we issued 225,000 common shares of the Company.

On February 20, 2019, we received an aggregate of USD$2,424,625 from three investors for the exercise of warrants at a price of USD$4.25, we issued 570,500 common shares of the Company.

On February 25, 2019, we received an aggregate of USD$322,150 from two investors for the exercise of warrants at a price of USD$4.25, we issued 75,800 common shares of the Company.

On February 28, 2019, we received of $125,000 from an investor for the exercise of warrants at a price of $2.00, we issued 62,500 common shares of the Company.

On February 28, 2019, we received of $50,000 from an investor for the exercise of warrants at a price of $2.00, we issued 25,000 common shares of the Company.

On March 2, 2019, we received of $50,000 from an investor for the exercise of warrants at a price of $0.80, we issued 62,500 common shares of the Company.

On March 14, 2019, we issued 10,000 common shares to a consultant as a part of their consulting agreement with our Company.

On March 27, 2019, the Company issued a total of 3,333,334 common shares for gross proceeds of $16,085,772. There were 93,020 common shares issued for services with a fair value of $201,077. Share issue costs related to these issuances was $1,386,675.

On April 2, 2019, we issued 13,010 common shares to consultants as a part of their consulting agreements with our Company.

On April 2, 2019, we received an aggregate of $145,153 from investors for the exercise of warrants with prices ranging from $0.80 to $4.00, we issued 70,023 common shares of the Company.

On May 15, 2019, we issued 25,010 common shares to consultants as a part of their consulting agreements with our Company.

On June 12, 2019 we received $17,504 from our employee for the exercise of stock options for $0.80, we issued 21,880 common shares of the Company.

On June 14, 2019 we received $17,504 from our employee for the exercise of stock options for $0.80, we issued 21,880 common shares of the Company.

On June 17, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On August 17, 2019, we issued 3,010 common shares to a consultant as a part of their consulting agreement with our Company.

On August 20, 2019, the Company cancelled 10,000 common shares that were issued on April 2, 2019 to a consultant.

On October 15, 2019, we received US$16,656 from investors for the exercise of stock options for $0.30, and issued 56,250 common shares of the Company.

14

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

On October 15, 2019, we received $15,400 from an employee for the exercise of stock options for $0.80 to $2.00, and issued 14,567 common shares of the Company.

Basic and fully diluted loss per share

The calculation of basic and fully diluted loss per share for the nine-month ended September 30, 2019 was based on the loss attributable to common shareholders of $22,671,794 (September 30, 2018 - $7,910,509) and the weighted average number of common shares outstanding of 35,651,311 (2018- 25,287,764). Fully diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 30,000,000. Such options will be exercisable for a period of up to 7 years from the date of grant. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company.

Options granted vest one-quarter on the first anniversary subsequent to the grant date and the remaining three-quarters vest in thirty-six equal monthly instalments commencing on the first anniversary of the grant date.

On exercise, each option allows the holder to purchase one common share of the Company.

The changes in options during the period ended September 30, 2019 are as follows:

	September 30, 2019
	Number of options	Weighted average exercise price
Options outstanding, beginning	4,756,174	$2.73
Options granted	3,360,000	3.76
Options exercised	(43,760)	0.80
Options forfeited	(121,373)	8.30
Options cancelled	(275,000)	11.75
Options outstanding, ending	7,676,041	$2.19

Details of options outstanding as at September 30, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding	Number of options exercisable
$0.30	2.70 years	2,045,455	2,045,455
$0.30	2.87 years	308,522	308,522
$0.80	3.19 years	632,458	614,710
$0.80	3.44 years	12,500	11,197
$2.00	3.73 years	12,500	10,416
$2.00	4.39 years	350,622	320,562
$2.00	4.86 years	50,000	27,087
$9.60 USD	5.27 years	199,060	100,570
$6.18 USD	5.86 years	175,000	51,042
$1.53 USD	4.14 years	120,000	90,000
$5.00 USD	4.17 years	409,924	409,924
$3.40 USD	6.47 years	1,228,182	868,182
$2.62 USD	2.74 years	700,000	-
$2.45 USD	6.85 years	1,250,000	208,334
$2.53 USD	6.86 years	181,818	21,968
	4.46 years	7,676,041	5,087,969

15

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

The weighted average grant date fair value of options granted during the nine months ended September 30, 2019 was $1.83. The fair value was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Nine months ended September 30, 2019
Expected life of options	3 - 5 years
Annualized volatility	62.29%
Risk-free interest rate	1.25%-1.58%
Dividend rate	0%

During the nine-month ended September 30, 2019, the Company recognized stock-based compensation expense of $4,148,806 (September 30, 2018 - $2,528,643).

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company.

The changes in warrants during the nine months ended September 30, 2019 are as follows:

	September 30, 2019		December 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	22,369,718	$5.03	11,856,857	$4.70
Warrants issued	-	-	10,807,093	5.36
Warrants exercised	(1,116,323)	3.82	(294,232)	5.08
Warrants outstanding, ending	21,253,395	$4.41	22,369,718	$5.03

At September 30, 2019, all warrants outstanding, except for 212,500 placement agents’ warrants, were exercisable. Details of warrants outstanding as at September 30, 2019 are as follows:

Exercise Price	Weighted average contractual life	Number of warrants outstanding
Non-Transferable Warrants
$0.80 CAD - $16.00 CAD	2.06 years	11,010,058
$2.00 USD - $24.00 USD	3.92 years	5,741,969
Transferable Warrants
$4.25 USD	3.86 years	4,501,368

11.           Share based payment reserve

The share-based payment reserve records items are recognized as stock-based compensation expense and other share-based payments until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, the amount remains in the share-based payment reserve account.

16

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

12.           General and administrative expenses

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Rent	$87,777	$110,779	$283,261	$283,820
Office expenses	407,095	113,602	1,181,434	340,776
Legal and professional	522,183	490,622	1,343,885	999,785
Consulting fees	535,303	362,585	1,373,906	736,680
Investor relations	53,112	254,248	261,814	416,631
Salaries	718,388	354,689	1,383,896	818,306
	$2,323,858	$1,686,525	$5,828,196	$3,595,998

13.           Research and development expenses

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Labour	$1,265,310	$873,905	$3,606,535	$2,401,339
Materials	2,003,246	757,505	3,602,274	2,517,477
Government grants	(1,800)	(725,599)	(382,993)	(734,229)
	$3,266,756	$905,811	$6,825,816	$4,184,587

14.           Sales and marketing expenses

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Consulting	$40,921	$84,489	$264,750	$204,004
Marketing	153,111	142,372	441,254	356,226
Salaries	258,776	129,945	559,342	272,820
	$452,808	$356,806	$1,265,346	$833,050

15.           Segmented information

The Company operates in two reportable business segments in Canada.

The two reportable business segments offer different products, require different production processes, and are based on how the financial information is produced internally for the purposes of making operating decisions. The following summary describes the operations of each of the Company’s reportable business segments:

•	Electric Vehicles – development and manufacture of electric vehicles for mass markets, and
•	Custom build vehicles – development and manufacture of high-end custom-built vehicles.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended September 30, 2019		Three months ended September 30, 2018
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$200,068	$-	$189,902
Gross profit	-	65,598	-	49,807
Operating expenses	7,742,592	128,115	3,863,883	111,364
Other items	(2,475,303)	10,709	(1,038,235)	3,115
Deferred income tax recovery	-	(6,894)	-	-
Net loss	5,267,289	66,332	2,825,648	64,672
FX translation	14,257
Comprehensive loss	5,281,546	66,332	2,825,648	64,672

17

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

	Nine months ended September 30, 2019		Nine months ended September 30, 2018
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Revenue	$-	$461,334	$-	$635,401
Gross profit	-	64,060	-	199,987
Operating expenses	18,753,216	320,376.00	11,992,137	283,310
Other items	3,713,023	13,498	(4,183,985)	19,034
Current income tax	2,140	-	-	-
Deferred income tax recovery	-	(56,069)	-	-
Net loss	22,468,379	213,745	7,808,152	102,357
FX translation	(10,330)	-	-	-
Comprehensive loss	22,458,049	213,745	7,808,152	102,357

	September 30, 2019		December 31, 2018
	Electric Vehicles	Custom Built Vehicles	Electric Vehicles	Custom Built Vehicles
Inventory	$638,458	$226,358	$189,182	$231,555
Plant and equipment	9,751,991	420,996	5,299,857	23,909

16.	Related party transactions

Related party balances

The following amounts are due to related parties:

	September 30, 2019	December 31, 2018
Shareholder loan	$3,115	$6,230
Due to related parties (Note 7)	367,413	83,331
	$370,528	$89,561

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

	Three months ended		Nine months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Consulting fees	$137,569	$90,166	$382,701	$222,166
Salaries	217,017	139,440	515,684	284,000
Director fees	135,723	52,178	296,201	97,779
Stock-based compensation	1,372,613	367,611	3,328,759	1,322,406
	$1,862,922	$649,395	$4,523,345	$1,926,351

18

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

17.           Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents held in bank accounts. The majority of cash is deposited in bank accounts held with major financial institutions in Canada. As most of the Company’s cash is held by one financial institution there is a concentration of credit risk. This risk is managed by using major financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its receivables. This risk is minimal as receivables consist primarily of interest receivable from the high credit quality financial institutions determined by rating agencies and refundable government goods and services taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's source of funding has been shareholder loans and the issuance of equity securities for cash through private placements and public offerings. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2019:

At September 30, 2019	Within one year	Between one and five years	More than five years
Trade payables	$836,287	-	-
Accrued liabilities	349,691	-	-
Customer deposits and contract liabilities	500,039	-	-
Shareholder loan	3,115	-	-
	$1,689,132	$-	$-

At December 31, 2018	Within one year	Between one and five years	More than five years
Trade payables	$718,953	-	-
Accrued liabilities	543,908	-	-
Customer deposits and contract liabilities	402,783	-	-
Shareholder loan	6,230	-	-
	$1,671,874	$-	$-

See Note 8 for information on impairment schedule for lease liabilities

19

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in US dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in US dollars:

	September 30, 2019	December 31, 2018
Cash and cash equivalents	$15,811,171	$18,102,872
Trade receivables	102,358	51,164
Trade payables	(122,274)	(382,087)
Customer deposits	(63,540)	-
Lease liabilities	(837,580)	-
	$14,890,135	$17,771,949

Based on the above net exposures, as at September 30, 2019, a 10% change in the US dollars to Canadian dollar exchange rate would impact the Company’s net loss by $1,489,014.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of twelve months or less and are therefore exposed to interest rate fluctuations on renewal. A 1% change in market interest rates would have an impact on the Company’s net loss of $139,130 for the nine months ended September 30, 2019.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2019	December 31, 2018
Amortized cost:
Cash and cash equivalents	$16,225,503	$18,926,933
Receivables	387,131	1,190,689
	$16,612,634	$20,117,622

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2019	December 31, 2018
Non-derivative financial liabilities:
Trade payable and accrued liabilities	$1,185,978	$1,262,861
Customer deposits and contract liability	500,039	402,783
Shareholder loan	3,115	6,230
Derivative financial liabilities:
Derivative liability	7,558,659	4,752,875
	$9,247,791	$6,424,749

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Financial liabilities measured at fair value at December 31, 2018 consisted of the derivative liability, which is measured using level 1 inputs.

20

ElectraMeccanica Vehicles Corp.

Notes to the Interim Condensed Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three and nine months ended September 30, 2019

The fair value of the derivative liability relating to the transferrable warrants was calculated using the quoted market price on the NASDAQ.

The fair value of the derivative liability relating to the non-transferrable warrants was calculated using the Black-Scholes Option Pricing Model using historical volatility as an estimate of future volatility. At September 30, 2019, if the volatility used was increased by 10% the impact would be an increase to the derivate liability of $544,540 with a corresponding increase in the comprehensive loss.

18.           Capital management

The Company’s policy is to maintain a strong capital base so as to safeguard the Company’s ability to maintain its business and sustain future development of the business. The capital structure of the Company consists of equity. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

19.           Subsequent event

On October 15, 2019, the Company set up EMV Automotive Technology (Chongqing) Inc. (the Subsidiary), a wholly foreign owned entity formulated in accordance with the Company Law of the People’s Republic of China. The Company is the sole shareholder of the Subsidiary, the total investment is US$ 600,000, and the Company commitment is to contribute US$ 500,000 by December 31, 2021 as registered capital of the Subsidiary.

On October 15, 2019, we received US$16,656 from investors for the exercise of stock options for $0.30, and issued 56,250 common shares of the Company.

On October 15, 2019, we received $15,400 from an employee for the exercise of stock options for $0.80 to $2.00, and issued 14,567 common shares of the Company.

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